EXHIBIT 99.1

Chunghwa Telecom Announces Management Changes

Taipei, Taiwan, R.O.C. August 8th, 2017 — Chunghwa Telecom Co., Ltd. (“CHT”, “Chunghwa Telecom” or the “Company”, TAIEX: 2412, NYSE: CHT) today announced that its Board of Directors has appointed Mr. Shui-Yi Kuo as the Chief Financial Officer (“CFO”), Mr. Ronald Song as the Chief Investment Officer (“CIO”), and Mr. Fu-Kui Chung as the Chief Audit Executive.

Prior to his new role as Chunghwa Telecom’s CFO, Mr. Shui-Yi Kuo, served as the CIO & Senior Executive Vice President, and Vice President of the Investment Department and Accounting Department in the headquarters of Chunghwa Telecom. He was also the President of Light Era Development Co., Chunghwa’s real estate subsidiary. Mr. Kuo has extensive experience and strong expertise in best practice financial implementation and strategic investment planning. He holds a Master’s degree of Accounting from National Chengchi University.

Mr. Ronald Song, Chunghwa Telecom’s new CIO, previously held the position of President at Chunghwa Investment Co., a subsidiary company of Chunghwa Telecom. Before that, he assumed various senior management roles at several global investment banks in the areas of strategic planning and mergers and acquisitions. He holds an MBA degree of University of Iowa.

Mr. Fu-Kuei Chung, the newly-appointed Chief Audit Executive, is the Chairman of Taiwan International Standard Electronics, a subsidiary company of Chunghwa Telecom. Prior to the Chairman position, Mr. Chung had overseen several major business and operational functions at Chunghwa Telecom including Senior Executive Vice President at its corporate headquarters, President of the Northern Taiwan Business Group, and President of the Data Communication Business Group.

Mr. Yu Cheng, Chairman of Chunghwa Telecom said, “I believed these new senior management team members will bring fresh perspective to the company’s financial operation and strategic investment. By leveraging their professional experience and strategic vision, they will provide strong financial and operational support to our business.”